October 8, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 2, 2009
File No. 333-154274

Dear Ms. Long:

We have reviewed your October 6, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Company”) filed on September 2, 2009 and the correspondence filed by the Company on September 16, 2009 and September 25, 2009. On behalf of the Company, we submit this response letter, along with Amendment No. 8 to the Form S-1.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

General

1.	To the extent there were any unusual transactions, events or trends in your third quarter ended September 30, 2009, please provide a recent developments section that summarized your financial condition and results for your recently completed interim period and specifically discuss the unusual transactions, events or trends.

In response to the Staff’s comment, the Amendment No. 8 to the Form S-1 has been updated to reflect recent activity under the heading “Recent Developments” on page 41 of Amendment No. 8 to the Form S-1.

Recent Equity Transactions, page 38

2.	We have read your response to comment one in our letter dated September 24, 2009. Please confirm that you will disclose how you determined that a 25% lack of marketability discount is appropriate in your next amendment.

In response to the Staff’s comment, the Company confirms that it will disclose how it determined that a 25% lack of marketability discount is appropriate in Amendment No. 8 to the Form S-1.

Please contact me with any comments or questions at (602) 229-5336.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc: Joseph Hines